(310) 228-5730

February 16, 2005

VIA EMAIL AND FIRST CLASS MAIL

B. Amon James, Assistant US Trustee

U.S. Department of Justice

Office of the United States Trustee

222 West Oglethorpe Avenue Suite 302

Savannah, GA 31401-3608

Re: In re Friedman's Inc. (and related debtors) (the "Debtors"); Case No. 05-40129-LWD, Jointly Administered (the "Chapter 11 Cases")

Dear Mr. James:

Regis Special Situations Fund, L.P. and The Yacktman Funds, Inc. ("Regis" and "Yacktman," respectively) own directly or indirectly approximately 1,180,000 shares of Series A Common Stock of Friedman's Inc. On behalf of Regis and Yacktman, Stutman, Treister & Glatt respectfully submits this request that the Office of the United States Trustee appoint an Official Committee of Holders of Series A Common Stock in the Friedman's Chapter 11 Cases (an "Official Series A Common Stock Committee").

Together, Regis and Yacktman hold 6.7% of the current issued and outstanding shares of Series A Common Stock. Regis and Yacktman believe that numerous other holders of shares of Series A Common Stock representing an additional 30% of the Series A Common Stock support this request and urge the United States Trustee to appoint the requested Official Series A Common Stock Committee.

During the first month of these Chapter 11 Cases, substantial activity has already taken place, as evidenced by, among other items: (i) the approval of the Debtors' "First Day Motions;" (ii) the Debtors' retention of various professionals; (iii) the "rejection" of an initial 78 real property leases followed by a second rejection of 7 real property leases; (iv) the approval of the DIP Agreement on an interim basis (the "Interim DIP Order") providing for repayment of approximately $13 million of prepetition revolving debt and providing for "third party releases" of the prepetition revolver lenders unless affirmative action is taken; and (v) the proposed final approval of the DIP Agreement which would allow for the repayment of approximately $68 million of prepetition term debt. More recently, the Debtors have filed a motion to approve the closing of 165 stores and related sale of inventory and fixtures.

The Series A Holders have not had input on the Debtors' prepetition activities as the Debtors' corporate structure vested control in the holder of the Debtors' Series B Common Stock. The Debtors are solvent and the Series A Holders are entitled to have an official active voice in these Chapter 11 Cases. Following the commencement of these Chapter 11 Cases, Regis and Yacktman requested that the Debtors support the appointment of an Official Series A Common Stock Committee. The Debtors have advised Regis and Yacktman that they believe the appointment of an Official Series A Common Stock Committee is premature. Regis and Yacktman disagree.

On February 15, 2005, Regis and Yacktman were first informed that Allied Financial Corporation ("Allied") advised the Bankruptcy Court of an interest in serving on a shareholder's committee and that the United States Trustee concluded that it did not have enough information to determine whether such a committee should be appointed. It appears that Allied did not have all the pertinent information, or make an effort to contact active Series A Holders.

As set forth below, the controlling law and the known applicable facts as documented herein, overwhelmingly support the appointment of an Official Series A Common Stock Committee to represent the collective interests of the holders of Series A Common Stock (the "Series A Holders"). In order to ensure that the Series A Holders have an effective voice in these Chapter 11 Cases, the prompt review of this request and appointment of an Official Series A Common Stock Committee is appreciated.

We are available to respond to any questions or information requests that you might have.

I. Pertinent Facts Supporting The Appointment Of An Official Series A Common Stock Committee.

1. The Series A Holders Represent An Overwhelming Majority Of The Equity Interests In The Debtors, But Prepetition The Debtors Were Controlled By The Series B Common Stock Holder.

In addition to the Series A Common Stock, Friedman's has issued and outstanding 1,196,283 shares of Series B Common Stock. These shares are convertible into 1,196,283 shares of Series A Common Stock or 6.36% of the total equity interests of the Debtors on an as converted basis. Accordingly, on an as converted basis, the Series A Common Stock represents 93.64% of the equity interests of the Debtors.

Based upon available public information, it is our understanding that: (i) there is one holder of the Series B Common Stock MS Jewelers Limited Partnership; (ii)  the general partner of MS Jewelers Limited Partnership is MS Jewelers Corporation; and (iii) Mr. Phillip E. Cohen is the owner of MS Jewelers Corporation. As stated by the Debtors in their Prospectus Supplement filed with the Securities and Exchange Commission on September 19, 2003:

Mr. Phillip E. Cohen controls all of our Class B common stock through his ownership of MS Jewelers Corporation, the general partner of the partnership, which owns the Class B common stock. The holders of Class B common stock have the right to elect up to 75% of our directors and control the outcome of all other issues decided by our stockholders, including major corporate transactions. Mr. Cohen can transfer the Class B common stock and its voting rights to a third party, subject to certain limitations. If Mr. Cohen were to convert the Class B common stock into Class A common stock, he would control approximately 5.5% of our Class A common stock.

Holders of Class A common stock have the right to elect a minimum of 25% of our directors. As long as there are shares of Class B common stock outstanding, holders of Class A common stock have no other voting rights, except as required by law. Mr. Cohen controls the outcome of substantially all matters submitted to a vote of the stockholders.

See Supplemental Prospectus dated September 19, 2003 (excerpt attached hereto as Exhibit "2").

Although the Series B Common Stock represents a minority of the outstanding equity interests, the rights, privileges and preferences of the Series B Common Stock vest in the holder of the Series B Common Stock the right to elect 75% of the Board of Directors of Friedman's, Inc. and control the outcome of all other issues decided by stockholders. See "Certificate of Incorporation of Friedman's Inc." filed as Exhibit 4(a) to Friedman's Inc.'s Form S-8, filed March 21, 1997 (copy attached hereto as Exhibit "4"). As a result of the prepetition rights vested in the holder of the Series B Common Stock to appoint a majority of the Board of Directors of Friedman's, Inc. and approve all major corporate transactions, the prepetition actions of Friedman's, Inc. were controlled by the holder of the Series B Common Stock.

The prepetition activities of the Debtors have given rise to a series of lawsuits and regulatory and enforcement actions commenced against the Debtors, including, without limitation:

    September 2003: The commencement of litigation by Capital Factors against Friedman's (and others, including Crescent Jewelers) alleging that "the defendants intentionally or negligently participated with Cosmopolitan Gem Corporation a vendor in the misrepresentation of the balance of Cosmopolitan's accounts receivable, the effect of which was to induce Capital Factors to continue to advance funds to Cosmopolitan."

See Friedman's Inc., Form 8-K, filed on September 12, 2003 (copy attached hereto as Exhibit "5").

    September 2003: Notice from the Securities and Exchange Commission that it "has opened an informal inquiry into the allegations contained in the [Capital Factors'] lawsuit."

See Friedman's Inc., Form 8-K, filed on September 12, 2003 (copy attached hereto as Exhibit "5").

    October 2003: Notice from the U.S. Department of Justice that the Department was conducting an investigation relating to the allegations asserted in the Capital Factors lawsuit.

See Friedman's Inc., Form 8-K, filed on October 2, 2003 (copy attached hereto as Exhibit "6").

    October 29, 2003: Receipt of "a formal order of private investigation by the SEC relating to (i) the allegations contained in a lawsuit filed against Cosmopolitan Gem Corporation (a former vendor of Friedman's) and a number of other defendants (2) the Company's allowance for doubtful accounts and other financial matters, (3) whether Friedman's issued materially false or misleading disclosures under the Securities Act of 1933 and Securities Exchange Act of 1934, and (4) whether there were possible violations of the internal controls and books and records provisions under the Exchange Act, for the period January 1, 2000 through the present."

See Friedman's Inc., Form 8-K, filed on November 12, 2003 (copy attached hereto as Exhibit "7"); and Friedman's, Inc., Form 8-K, filed on March 25, 2004 (copy attached hereto as Exhibit "8").

    November 14, 2003: The commencement of a class action litigation (the "Class Action") in the Northern District of Georgia (Guerrilla Partners, L.P., v. Friedman's Inc. et. al.; Case No. 1 03 CV 03475 WSD) alleging violations of the federal securities laws.

See Docket for Class Action (copy attached hereto as Exhibit "9").

    December 2003: The commencement of a shareholder derivative suit ("Derivative Suit") in the Northern District of Georgia (Case No. 1:03-CV-03831-WSD) alleging various causes of actions against named individuals.

See Docket for Derivative Suit (copy attached hereto as Exhibit "11")

    March 2004: The issuance by the Division of Enforcement of the Securities and Exchange Commission of a "Wells Notice" indicating "that the Division is considering recommending that the SEC authorize a civil enforcement action in federal court against Friedman's, alleging that Friedman's violated certain provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934."

See Friedman's Inc., Form 8-K, filed on March 25, 2004 (copy attached hereto as Exhibit "8")

    October 2004: The issuance by the Northeast Regional Office of the Securities and Exchange Commission of a supplemental letter to the Wells Notice indicating that "the staff of the SEC is considering recommending that the SEC authorize public administrative proceedings against the Company pursuant to section 12(j) of the Securities Exchange Act of 1934, as amended . . . ."

See Friedman's Inc., Form 8-K, filed on October 7, 2004 (copy attached hereto as Exhibit "12")

    December 2004: The commencement of lawsuits by the attorneys general of the states of Texas, Tennessee and Florida which "allege that some Friedman's customers may not have realized they were purchasing credit insurance when buying merchandise on credit issued by Friedman's or were told that credit insurance was mandatory, and allege that consumer protection and insurance statutes or regulations were violated."

See Friedman's Inc., Form 8-K, filed on December 27, 2004 (copy attached hereto as Exhibit "13")

Without question, the holders of the Series B Common Stock cannot be relied upon to "adequately represent" the interest of the Series A Holders. The Series A Holders require their own, independent, representation.

2. The Series A Holders Require An Official Seat At The Table.

On Friday, January 21, 2005, a formal request of the Debtors was made to support the appointment of an Official Series A Common Stock Committee. In response to the formal request, a representative of the Debtors and representatives of Regis and Yacktman met in Los Angeles on January 27, 2005. During that meeting, Regis and Yacktman were informed that the Board of Directors of the Debtors would meet on February 9, 2005 to consider the request. The Debtors have advised Regis and Yacktman that they believe the request is premature.

Given the fact that the Series A Holders have been effectively out of the loop with respect to the Debtors' prepetition operations, and given their substantial stake in these Chapter 11 Cases, the current, informed, and active participation in the Chapter 11 Cases by an Official Series A Common Stock Committee is essential.

The Debtors' position that appointment of an Official Series A Common Stock Committee is premature is not supported by the facts. In these Chapter 11 Cases, the most pressing transitional business "First Day Motions," and cash collateral and debtor-in-possession financing are complete, and the Debtors are now poised to implement a 165 store closing and related sale. As a result of these actions, it is now the time in these Chapter 11 Cases to identify and explore the contours of a plan of reorganization, and the issues that will inform such a plan. The issues that are ripe for consideration include:

a. The treatment of the Debtors' existing senior secured indebtedness, and the amount and terms of the requisite exit financing;

b. The order of magnitude of unsecured claims against the Debtors and their treatment under a plan;

c. Mechanisms for resolving pending enforcement actions and litigation; and

d. The amount and terms of new capital.

Chapter 11 is premised upon an open, informed and participatory process. These plan related issues that are now the focus of these Chapter 11 Cases impact directly on the Series A Holders and, as such, the Series A Holders should be an integral part of the ongoing dialogue.

For example:

(i) Repayment Of Prepetition Revolver Debt.

As part of the approved repayment of the debt owed to the prepetition revolver lenders, the Interim DIP Order includes a provision that, unless a timely objection is made, imposes both derivative and third party releases. See Interim DIP Order at paragraph 28(b); "Bar Date Order and Notice With Respect To Claims And Liens Of Certain Pre-Petition Revolving Lender Parties, And With Respect To Claims, If Any, Against Such Pre-Petition Revolving Lender Parties" (the "Bar Date Order"). While the undersigned has filed various pleadings challenging these provisions, it is unfair, unduly burdensome, and inconsistent with the participatory design of the chapter 11 process, to require such vigilance to be shouldered by individual Series A Holders.

(ii) Potential Repayment of Prepetition Term Debt.

The DIP Agreement contemplates the potential repayment of the Debtors' prepetition term loan in the amount of approximately $68 million. The Interim DIP Order establishes that the prepetition term loan lenders currently enjoy at least a $30 million equity cushion. Payment of the prepetition term loan will, of course, transform a prepetition debt that is subject to cramdown pursuant to Section 1129(b) of the Bankruptcy Code, into a first priority administrative claim that must be paid in full, in cash, on the effective date of a plan of reorganization. Such a radical change to the Debtors' balance sheet has material implications to these Chapter 11 Cases and the Series A Holders.

(iii) Real Estate Portfolio.

On the first day of these cases the Debtors filed the First Lease Rejection Motion seeking to reject 78 real property leases, and on January 20, 2005 an order was entered granting the motion. On February 3, 2005, the Debtors filed their Second Lease Rejection Motion, providing for the "rejection" of seven (7) additional leases. On February 14, 2005, the Debtors filed their motion for authority to close 165 stores and implement a related sale of inventory and fixtures. The motion does not address the proposed disposition of the underlying real property leases. It appears that the Debtors have completed a review of their portfolio and determined the stores to be closed and the stores to be retained. The decision to close 165 stores necessarily impacts on the Debtors' ongoing revenue base, as well as the ultimate dollar amount of allowed claims in these Chapter 11 Cases. The Debtors represent that the store closings and related sale will benefit the estates. As the Debtors' management of their store portfolio bears directly upon the interests of the Series A Holders, they are entitled, through a statutory committee, to have access to the relevant information and decision making process, so they can fully assess the decisions made in this context and ensure that their interests are fully protected.

(iv) Fresh Capital.

To the extent that the Debtors' reorganization requires new capital to deleverage their balance sheet, and enhance the Debtors' liquidity, the nature, scope and terms of such new capital will have a material impact on the Debtors and the Series A Holders. The price of such new money, the implied reorganization value upon which such new money will be based, and who participates in the provision of such new money are all material issues. The only constituent that can advocate and protect the rights of the Series A Holders with respect to such matters is the Series A Holders. Without an official committee participating "real time" in this process, the Series A Holders will not be an informed participant in the process and will be forced, after the fact, to litigate the factual and legal basis for any negotiated deal. Chapter 11 does not envision such a process, and the United States Trustee should not condone such a process.

The Series A Holders are entitled to a statutory committee that can represent all Series A Holders, that is fully informed as to the underlying facts, and the alternatives available, and that is authorized to participate directly in the process of deciding the best strategy that maximizes value.

A "new money" proposal has been presented to the Debtors that envisions creditors being made whole, existing equity interests being exchanged for new equity interests, and new equity interests being issued in exchange for new money. See Friedman's Inc., Schedule 13D, filed February 2, 2005 (copy attached hereto as Exhibit "14"). It is imperative that an Official Series A Common Stock Committee be promptly appointed so that it may participate directly in the negotiation of such a "new money" proposal.

3. A Representative Number of Series A Holders Are Prepared To Serve On An Official Series A Common Stock Committee.

This request is made on behalf of Regis and Yacktman, holders of approximately 1,180,000 shares of Series A Common Stock, representing 6.7% percent of the current issued and outstanding shares of Series A Common Stock. Regis and Yacktman believe that holders of approximately 30% of the shares of Series A Common Stock support this request. Regis and Yacktman are further informed that other Series A Holders are willing to serve on an Official Series A Common Stock Committee, and that other Series A Holders are willing to receive confidential information. Accordingly, there is a sufficient known number of holders to serve on an Official Series A Common Stock Committee.

4. The Debtors Are Solvent.

At the commencement of these Chapter 11 Cases, the Debtors operated approximately 650 retail jewelry stores. The worst performing stores were apparently the subject of the Debtors' first two motions to reject certain real property leases, and the Debtors are now embarking upon closing 165 stores and selling the related inventory and fixtures. If concluded, these store closings and sales should substantially reduce the Debtors' outstanding indebtedness and improve the Debtors' operating performance. As such, it is the view of Regis and Yacktman that the Debtors have a substantial ongoing core portfolio of stores.

The Debtors have indicated that historical financial statements will be restated and the Debtors have not published current complete financial information for some time. However, the Debtors' "Exhibit "A" to Voluntary Petition" indicates that as of November 27, 2004, the Debtors had total assets of $395,897,000 and total liabilities of $215,741,000. See "Exhibit 'A' To Voluntary Petition," (copy attached hereto as Exhibit "3"). The Debtors' solvency is further evidenced by, among other indicators: (i) the Debtors' continuing operations; (ii) the Debtors' positive cash flow budgets; (iii) the Debtors' ability to attract debtor in possession financing; and (iv) the equity cushion at least $30 million enjoyed by the prepetition term lenders.

Venturi and Company LLC has, on a preliminary basis, reviewed customary valuation metrics and published financial information. Industry comparisons, historical operations, and assuming a normalized base of 481 operating stores, collectively indicate that the Debtors should generate approximately $300 million of aggregate net revenue, and $30 million of aggregate net earnings before interest, taxes, depreciation and amortization. Based upon normalized earnings and a core portfolio of 481 stores, market multiples indicate an enterprise value in excess of the Debtors' known pre petition liabilities and long-term debt (as reduced by the proceeds from the sale of the closed stores). Such an enterprise value is before taking into account additional value represented by the Debtors' accounts receivable portfolio, litigation claims, or other non-operating assets all of which further enhance the Debtors' enterprise value. A detailed examination of the Debtors' more recent operational results and projections should substantiate the view that the Debtors' enterprise value exceeds the applicable liabilities of the Debtors.

Notwithstanding the uncertainty of the chapter 11 process and the lack of current publicly available financial information, as of February 11, 2005 the public markets valued the Series A Common Stock at $28.1 million. As of September 7, 2004 the Debtors apparently agreed with the "market" that the Debtors' equity is "in the money" as they represented to their lenders that they were solvent. See, Friedman's Inc., Form 8-K, filed on September 13, 2004 (annexing the Second Amended and Restated Credit Agreement, dated as of September 7, 2004) (excerpt attached hereto as Exhibit "16").

This is not a case where the evidence unquestionably supports the conclusion that the Debtors appear to be hopelessly insolvent. Rather, to the contrary, all data points indicate that the Series A Common Stock has substantial equity value. See, e.g., Exide Tech. v. Wisconsin Inv. Board, 2002 U.S. Dist. LEXIS 27210, *5 - *6 (D. Del. 2002) (evidence of solvency based upon cash flow was consistent with the debtors' expectation to reorganize and not liquidate and supported the finding that the debtors were not hopelessly insolvent).

II. The Legal Requirements For Appointing An Official Series A Common Stock Committee Are Well Documented By The Facts.

Section 1102(a)(2) of the Bankruptcy Code states that:

On request of a party in interest, the court may order the appointment of additional committees of creditors or of equity security holders if necessary to assure adequate representation of creditors or of equity security holders. The United States trustee shall appoint any such committee.

11 U.S.C. Section 1102(a)(2). The Office of the United States Trustee and bankruptcy courts have routinely exercised their discretion and appointed equity committees. Applicable case law teaches that in considering the appointment of an equity committee the following criteria govern:

a. the case is large and complex;

b. the stock is widely held and actively traded;

c. the interests of equity holders are not adequately represented;

d. the debtor is not hopelessly insolvent;

e. the timing of the request is appropriate; and

f. the cost of adequate representation does not outweigh the benefits.

See, e.g., In re Williams Communications Corp., Inc., 281 B.R. 216, 220-21 (Bankr. S.D.N.Y. 2002) (identifying relevant factors and concluding that the debtors at issue appeared to be hopelessly insolvent); Exide Tech. v. Wisconsin Inv. Board, 2002 US Dist. LEXIS 27210,*4-*6 (D. Del. 2002) (appointing equity committee over objections of debtor and official unsecured creditors' committee); In re Kalvar Microfilm, 195 B.R. 599, 600-01 (Bankr. D. Del. 1996) (reviewing various factors and noting that the request for an equity committee was late in the process and adequate representations was provided by a holder of 30% of the debtor's preferred stock); In re Wang Lab., Inc., 149 B.R. 1 (Bankr. D. Mass. 1992) (over objection of United States Trustee and unsecured creditors' committee, equity committee appointed in order to provide adequate representation); In re Evans Products Co., 58 B.R. 572 (S.D. Fla. 1985)(reversing Bankruptcy Court's refusal to allow equity committee to retain financial advisor); and In re Beker Indus. Corp., 55 B.R. 945 (Bankr. S.D.N.Y. 1995 (equity committee appointed; case was large and complex).

A. The Chapter 11 Cases Are Large And Complex.

The Debtors currently operate approximately 650 retail jewelry stores in 22 states. As of the Petition Date, Regis and Yacktman understand that the Debtors had existing prepetition debt comprised of approximately $13 million owed to certain revolver banks, approximately $68 million owed to certain term lenders, approximately $60-70 million owed to vendors (some of which debt may be secured); other unsecured liabilities; and two series of common stock. The Debtors are subject to ongoing investigations by the SEC, and the Department of Justice, and are defendants in litigation brought by various states' attorneys general and class action plaintiffs. To conduct these Chapter 11 Cases, the Debtors have employed: (i) bankruptcy counsel (who received in excess of $4.0 million as a prepetition retainer); (ii) local counsel; (iii) a financial advisor (seeking to be paid at the hourly rates plus a consummation fee of $1.5 million); (iv) an investment banker (seeking to be paid $125K per month plus a success fee); and (v) a variety of ordinary course professionals.

By all indicia, these Chapter 11 Cases are large and complex.

B. The Series A Common Stock Is Widely Held And The Interests Of The Series A Holders Are Not Being Represented.

There are issued and outstanding 17,616,818 shares of Series A Common Stock. As of September 16, 2003, the Debtors reported that there were 66 record holders of the Series A Common Stock. See "Supplemental Prospectus" dated September 19, 2003 (excerpt attached hereto as Exhibit "2"). The number of beneficial holders is, no doubt, substantially greater. Further, the actual number of holders of the Series A Common Stock varies as the Series A Common Stock trades on the "pink sheets."

As discussed above, the holder of the Series B Common Stock holds the corporate right to elect 75% of the Board of Directors of Friedman's Inc. The Series A Holders have not had a direct, let alone controlling, voice in the Debtors' prepetition activities.

With the commencement of these Chapter 11 Cases, the Debtors are effectively operated by management, subject to Bankruptcy Court review. The Debtors, having not yet acknowledged that they are solvent, are focused on operations, and are managing the day-to-day administration of the chapter 11 process. In this context, the Debtors have not demonstrated that they are a single minded advocate for equity holders. Indeed, a prime example of the fact that the Debtors cannot be relied upon to represent exclusively the interest of equity holders is the release provided in the Bar Date Order in connection with the payment of the Prepetition Revolving Lenders.

Similarly, it cannot be said that the Official Committee of Unsecured Creditors is an advocate for the Series A Holders. As constituted, the Official Committee of Unsecured Creditors includes numerous trade creditors, many of whom may hold secured claims under the Debtors' prepetition vendor program. The perspective of equity holders is very different than a trade vendor's focus on payment of prepetition secured and unsecured claims and having an ongoing customer with whom to sell goods. In short, the Creditors' Committee's fiduciary duties run to creditors not equity holders.

Only the appointment of an Official Series A Common Stock Committee will provide adequate representation of all of the Series A Holders. Regis and Yacktman, combined with other holders of Series A Common Stock who support this request, are among the largest holders of Series A Common Stock.

C. The Costs Of An Official Series A Common Stock Committee Do Not Outweigh Its Benefits

The Series A Holders have a meaningful stake in these Chapter 11 Cases and are unquestionably a party in interest with standing to obtain information and be heard. Unless there is an Official Series A Common Stock Committee representing all Series A Holders, the Series A Holders will be required to seek information on an individual and formal basis, and participate on an individual and formal basis, as to each and every issue that arises in the Chapter 11 Cases. To be sure, the Debtors' estates will bear the unavoidable and significant costs of having the Debtors' professionals, the prepetition and postpetition lenders' professionals and the Creditors' Committee's professionals, review and address such matters.

In contrast, with an Official Series A Common Stock Committee, information can be shared on a confidential basis with a representative committee and on a basis that avoids the cost, delay and distraction of formal discovery, and issues can be identified, negotiated, and resolved through discussion and negotiation, as opposed to motions and objections.

It is reasonably anticipated that an Official Series A Common Stock Committee will require lead bankruptcy counsel and a qualified financial advisor. However, the costs of such professionals will by statute have to be reasonable, and in comparison to the other professionals already employed in the cases, are likely to be comparatively modest. If Stutman, Treister & Glatt is lead bankruptcy counsel for such a committee, the hourly rate for the lead counsel is less than that of Debtors' lead bankruptcy counsel and the Creditors' Committee's lead bankruptcy counsel. If Venturi & Company LLC is appointed as a financial advisor, it will be seeking a modest monthly fee, and any success fee will be entirely dependent upon the recovery to the Series A Holders and will be payable in part in kind. In contrast, Kroll Zolfo Copper seeks a $1.5 consummation fee, and Jefferies & Co., Inc. has indicated it will be seeking a success fee in the range of $3.0 million.

It is important to note that having made the showing for why adequate representation of the Series A Holders is required, "the burden shifts to the opponent of the motion to show that the cost of the additional committee sought significantly outweighs the concern for adequate representation" Beker 55 B.R. at 949. The consideration of cost, however, is not controlling: "Cost alone cannot, and should not, deprive public debt and security holders of representation." In re McLean Indus., Inc., 70 B.R. 852, 860 (Bankr. S.D.N.Y. 1987). In the context of the size and complexity of these Chapter 11 Cases, and given the interests of the Series A Holders in these Chapter 11 Cases and the bankruptcy court process for reviewing fees, the additional cost of an equity committee does not outweigh the chapter 11 demand for informed representation and participation.

D. The Debtors Are Note "Hopelessly Insolvent" But Rather Are Solvent.

As discussed above, based upon all available data points, the Debtors are solvent. Examination of the Debtors' most recent operating performance and projections is likely to confirm this position. Without sufficient proof that the Debtors are hopelessly insolvent, based upon the known facts, the presumption of solvency favors the Series A Holders. See Wang Lab., 149 B.R. at 3 ("In any event, the debtor remains in operation at present, albeit at a loss, and is not hopelessly insolvent, which is the Emons test."); In re Emons Indus., Inc., 50 B.R. 692, 694 (Bankr. S.D.N.Y. 1985) ("generally no equity committee should be appointed when it appears that a debtor is hopelessly insolvent").

E. The Series A Holders Should Have A Seat At The Table.

The cost and uncertainty of the chapter 11 process is one that can negatively impact value. These Chapter 11 Cases should not linger as operations are sound, and following completion of the anticipated store closings and the Mothers' Day holiday, exiting chapter 11 need not be delayed. In fact, there appears to be little reason why these Chapter 11 Cases cannot be completed during the Summer of 2005. The issues that do impact on a plan of reorganization: (i) exit financing; (ii) treatment of vendor and other creditor claims; and (iii) resolution of (or mechanisms for resolving) existing litigation are now ripe for investigation, analysis and discussion. Indeed, the Debtors have been presented with at least one draft term sheet outlining a rights offering that preserves value for the Series A Holders and provides the foundation for a plan of reorganization. See Exhibit "14" annexed hereto. The Debtors' Schedules (providing information as of the petition date) will have little direct relevance to the Debtors' ongoing stores, inventory, accounts receivable, and fixtures, as these assets are directly affected by ongoing operations and store closings. Similarly, the Debtors' Schedules will have little direct relevance to the Debtors' postpetition liabilities, or the prepetition liabilities as affected by the First Day Motions, the debtor in possession financing implemented in these Chapter 11 Cases, and store sales. Rather, it is current information regarding operations and projections, exit financing required, and resolution of pending litigation and investigations, that bear most significantly upon the Debtors' reorganization. An Official Series A Common Stock Committee should be appointed now to be part of the current dialogue and information flow regarding these critical issues in order that it can timely and effectively participate in plan negotiations.

Without "official status," the Series A Holders will be relegated, on an individual basis, to initiating formal discovery to obtain information and responding to filed motions. More importantly, however, is that without an "official" role in the Chapter 11 Cases, the Series A Holders will no doubt be excluded from "the behind-the-scenes work which is so essential to a successful chapter 11 case." In re Dow Corning Corp., 194 B.R. 121, 146 (Bankr. E.D. Mich. 1996) ("[T]en months into the case and after repeated assurances by the Debtor that it would consult with the official committees and the unofficial groups such as the physicians, all parties agree that the physicians have never yet been a party to discussions. Although their legal positions are defended in court, the behind-the-scenes work which is so essential to a successful chapter 11 case is stymied by the physicians' lack of official committee status.").

* * *

Congress provided for the appointment of an equity committee "to counter the natural tendency of a debtor in distress to pacify large creditors, with whom the debtor would expect to do business, at the expense of small and scattered investors, " S. Rep. No. 989, 95th Cong. 2d Sess. 10 (1978), and to be a participant in negotiating a plan of reorganization. H.R. Rep. No. 595, 95th Cong., 1st Sess. 401 (1977).

Based upon the foregoing, on behalf of Regis and Yacktman, the undersigned respectfully requests that the Office of the United States Trustee appoint an Official Series A Common Stock Committee.

Sincerely,

Michael H. Goldstein

MHG:lp

Encls.

cc: John William (Jack) Butler, Jr., Esq. (w/encls.)
Glen B. Rice, Esq. (w/encls.)
Robert E. Dye, Jr. (w/encls.)
Matt Venturi (w/encls.)
Eric D. Winston, Esq. (i/o) (w/encls.)
Christine M. Pajak, Esq. (i/o) (w/encls.)